EXHIBIT 23.10

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in Amendment No. 7 to the Registration Statement (Form S-4 No. 333-83672) and related Prospectus of Northrop Grumman Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our report dated January 22, 2002, with respect to the consolidated financial statements of TRW Inc. included in its Annual Report on Form 10-K/A No. 1 for the year ended December 31, 2001 and our report dated January 22, 2002 (except for the “Discontinued Operations” note as to which the date is August 27, 2002) with respect to the restated consolidated financial statements of TRW Inc. included in its Current Report on Form 8-K dated September 3, 2002, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Cleveland, Ohio
October 21, 2002